UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number: 000-26565

NOTIFICATION OF LATE FILING

(CHECK ONE):	☒ Form 10-K	☐ Form 20-F	☐ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: May 31, 2003
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

READ INSTRUCTION (ON BACK PAGE) BEFORE PREPARING FORM. PLEASE PRINT OR TYPE. NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Liberate Technologies Full Name of Registrant
Former Name if Applicable
2 Circle Star Way Address of Principal Executive Office (Street and Number)
San Carlos, California 94070-6200 City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
☐ Yes ☒ No

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-SCR or the transition report or portion thereof, could not be filed within the prescribed time period.

(ATTACH EXTRA SHEETS IF NEEDED)
SEC 1344 (2/11/2002)

        In October and November 2002, Liberate Technologies announced that it planned to restate and revise its financial results for its fiscal year ended May 31, 2002 and quarter ended August 31, 2002. Liberate's Audit Committee, composed of independent outside directors, has retained independent outside counsel to conduct an inquiry, and is working closely with Liberate and PricewaterhouseCoopers, Liberate's independent auditors, to investigate a number of transactions during these periods. In the course of that investigation, Liberate has discovered facts that call into question the appropriateness and timing of revenue recognition for these transactions.

        The Audit Committee is seeking to resolve the matter as soon as possible and is keeping the appropriate regulatory authorities apprised of the progress of the investigation. Because Liberate's annual report on Form 10-K for the fiscal year 2003 incorporates certain elements of its closing fourth quarter balance sheet and its results of operations for the fiscal year ended May 31, 2002, Liberate will not file its annual report on Form 10-K (which was due on August 29, 2003) until the inquiry is complete, and expects to file an amended Annual Report on Form 10-K/A for fiscal year 2002 at that time.

        The statements above regarding Liberate's revenue recognition and financial results, the nature and duration of pending reviews, the projected dates by which Liberate will make certain public filings, and any other expectations or anticipated events are "forward-looking" within the meaning of the securities laws and regulations. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially. For example, Liberate may determine that it should make further accounting adjustments for the transaction currently at issue or for additional transactions, which may increase the amount of any necessary restatements or adjustments.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Kent Walker (Name)	(650) (Area Code)	701-4000 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
☐ Yes ☒ No
We have not filed quarterly reports on Form 10-Q for the quarters ended August 31, 2002, November 30, 2002, and February 28, 2003.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

At this time, we are not able to provide a reasonable estimate of our results of operations for the fiscal year ended May 31, 2003 or a comparison to our last fiscal year. Our Audit Committee is investigating transactions that may change our reported results of operations for a number of quarters in the fiscal year ended May 31, 2002. As soon as practicable following completion of the investigation, we intend to file an amended Annual Report on Form 10-K/A, any amended quarterly reports on Form 10-Q/A that may be required, quarterly reports on Form 10-Q for the quarters ended August 31, 2002, November 30, 2002, and February 28, 2003, and the Annual Report on Form 10-K for the fiscal year ended May 31, 2003.

Liberate Technologies (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 29, 2003	By	/s/ KENT WALKER

			Name:	Kent Walker
			Title:	Executive vice president—corporate and legal affairs, general counsel, and secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT
CONSTITUTE FEDERAL CRIMINAL VIOLATIONS
(SEE 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.
This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.
A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.
Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.
ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).